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                                  EXHIBIT 3(2)

                                   CONVENTION

BETWEEN: The UNIVERSITE LAVAL a corporation having its head office at Sainte-Foy, represented for the purposes of the present by Mr. Denis Gagnon, duly authorized in accordance with a resolution of the University board, hereafter called:

(The UNIVERSITY)

AND: NEURO-BIOTECH INC. a corporation having its head office at 3370 RUE DE LA CHESNAIE, Sainte-Foy (Quebec) G1X 2E7 represented for the purposes of the present by Mrs. Andree G. Roberge, president, duly authorized, hereafter called:

(The COMPANY)

AND: MRS. ANDREE G. ROBERGE domiciled and living at 3370 RUE DE LA CHESNAIE, Sainte-Foy (Quebec) G1X 2E7

AND: MR. MICHEL CHAREST domiciled and living at 1 MONTEE DES HIRONDELLES, Chateau-Richer (Quebec) G0A 1N0

hereafter called :

(INTERVENERS)

WHEREAS INTERVENERS through their professional activities at the UNIVERSITY conceived and developed a technology, and without limiting the generality of the following, in the bio-medical field in relation with neuro-endocrino-immunilogical system diagnosis which technology brought and can bring the development of diagnostic kits which aim to evaluate specifically and directly in blood and biological tissues, the stress mechanism, the sympathetic nervous system and the human hypothalamo-hypophyso-suprarenal axis response.

hereafter called: (the TECHNOLOGY)

WHEREAS within its rules and politics, the UNIVERSITY holds the rights for the TECHNOLOGY's intellectual property;

WHEREAS the COMPANY wants to develop, exploit and market the TECHNOLOGY and intends to apply for and hold the rights on a patent for the TECHNOLOGY;

WHEREAS the COMPANY wants to acquire all rights irrevocably, which the UNIVERSITY is holding on the TECHNOLOGY's intellectual property;

WHEREAS the UNIVERSITY wants to transfer and give up every right it is holding on the TECHNOLOGY's intellectual property;


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WHEREAS the UNIVERSITY has the capacity to conclude the present convention and execute the obligations that are incumbent upon it:

THEREFORE, IN CONSIDERATION OF THE PRECEDING, THE PARTIES AGREE AS FOLLOWS:

1. The preambule recited above shall be an integral part of the aforementioned convention;

2. Subject to the conditions of article 3, the UNIVERSITY sells, transfers and gives to the COMPANY the TECHNOLOGY's intellectual property and all rights, titles and interests including the rights in patent applying on appeal, copyrights, trading secrets, trademarks and any information, confidential or not, about the works and the results in relation with its development;

3. In consideration of the sale and the transfer described in the previous paragraph, the COMPANY will pay the UNIVERSITY a non-refundable commission of twenty thousand dollars ($20,000), which is payable when the private financing will be collected by the COMPANY;

4. In addition to the non-refundable commission described in paragraph 3 of the present, the COMPANY promises to pay the UNIVERSITY a royalty of 3.5% of the sale price by the COMPANY or by any third party to which the COMPANY may have granted a manufacturing or distribution license in relation with the TECHNOLOGY up to a cumulative maximum amount of three million dollars ($3,000,000), after which no further royalty should be paid to the UNIVERSITY;

5. The royalties mentioned in paragraph 4 are payable once (1) a year at the latest thirty (30) days after the COMPANY's financial statements accompanied by a royalty report by the COMPANY's chartered accountants;

6. It is agreed by the parties that the COMPANY does not have to pay royalties on kits or product samples, distributed for promotional aims and it is also agreed that the COMPANY does not have to pay royalties on merchandise returns and any discounts or credits on sold but unpaid merchandise (bad cheques, collection, disputes);

7. The INTERVENERS renounce to any benefit and any part of the royalties collected by the UNIVERSITY and renounce demanding the UNIVERSITY any financial compensation of whatever nature in relation with the agreement concluded within the presents between the UNIVERSITY and the COMPANY and the profits that may ensue from this for the UNIVERSITY;

8. The COMPANY indemnifies the UNIVERSITY against claims, damages, losses, charges or spending that can be result of or ensue from supposed or real losses suffered by third parties or damages supposed or real caused to third parties or that can be presented as caused or suffered as a consequence of the COMPANY's manufacture, use and sale of the TECHNOLOGY;


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9.       The UNIVERSITY admits by the presents that the TECHNOLOGY represents information and industrial secrets which are confidential, and therefore, the UNIVERSITY admits that the unauthorized disclosure of these information and industrial secrets can cause serious damages to the COMPANY. Consequently, the UNIVERSITY promises the COMPANY to expend its best efforts in preventing third parties to peruse the aforementioned information and industrial secrets in relation with the TECHNOLOGY and also promises to take the necessary measures to prevent the unauthorized disclosure of the aforementioned information and industrial secrets or of confidential facts by any UNIVERSITY employee;

10. The parties commit themselves to signing any necessary document in order to make this convention effective;

11. This present convention constitutes the whole agreement between the parties and no other document, no other agreement or previous promise is accepted for modifying or affecting in any way the terms of the present convention;


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         IN WITNESS HEREOF, the parties have executed this agreement on March
21st 1997.


UNIVERSITE LA VAL                               NEURO-BIOTECH INC. COMPANY



___________________________________             ________________________________
Denis Gagnon                                    Andree G. Roberge
Research Vice-rector                            President & CEO



                                  INTERVENTION


Mrs. Andree G. Roberge and Mr. Michel Charest intervene in the present. They admit that they are co-inventors of the TECHNOLOGY, that they read the conditions in relation with the present convention and that they agree and conform to the terms of this convention.


THE INTERVENERS:
                                                _______________________________
                                                Andree G. Roberge



                                                _______________________________
                                                Michel Charest